FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO SELL SHAREHOLDING IN BAO VIET HOLDINGS
*** Vietnam remains a priority growth market for HSBC ***

HSBC Insurance (Asia-Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc ("HSBC"), has entered into an agreement to sell its entire 18% shareholding in Bao Viet Holdings ("Bao Viet"), to Sumitomo Life Insurance Company for a consideration of VND7,098bn (approximately US$340m) in cash.

Peter Wong, Chief Executive Officer of HSBC in Asia Pacific, said: "This transaction represents further progress in the execution of the Group's strategy, allowing us to focus our capital and resources on the growth of our core businesses. We are proud of the success of our five-year partnership with Bao Viet and wish it continued success."

Completion of the transaction is expected to take place during the first quarter of 2013, provided that the requirements of Vietnamese laws and regulations have been satisfied.

HSBC remains focused on building a strong, sustainable business in Vietnam, which is a priority market for the Group.

Media enquiries:
London
Patrick Humphris                         +44 (0)20 7992 1631                    patrick.humphris@hsbc.com
Hong Kong
Gareth Hewett                             + 852 2822 4929                            garethhewett@hsbc.com.hk

Investor Relations enquiries:
London
Guy Lewis                                    +44 (0)20 7992 1938                     guylewis@hsbc.com
Robert Quinlan                            +44 (0)20 7991 3643                     robert.quinlan@hsbc.com
Hong Kong
Hugh Pye                                    +852 2822 4908                              hugh.pye@hsbc.com

Notes to editors:

1. HSBC in Vietnam
HSBC has been in Vietnam for over 140 years - the bank first opened an office in Saigon (now Ho Chi Minh City) in 1870. HSBC was the first foreign bank to launch its locally incorporated entity on 1 January 2009 as HSBC Bank (Vietnam) Ltd. The bank's current network includes one transaction centre, one branch and five transaction offices in Ho Chi Minh City, one branch, three transaction offices and one deposit office in Hanoi, and four full-service branches in Binh Duong, Can Tho, Da Nang and Dong Nai provinces and a representative office each in Hai Phong and Vung Tau. HSBC is one of the largest foreign banks in the country in terms of investment capital, network, product range, staff and customer base.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                               Date: 20 December 2012